Exhibit 21.1

LIST OF SUBSIDIARY COMPANIES

Global Greensteam LLC, a California corporation
Global Green Solutions Pty Ltd., a South African corporation
     Global Green Solutions Ltd., a United Kingdom corporation
Greensteam Development Inc., an inactive Delaware corporation
Greensteam Energy Inc., an inactive Delaware corporation
Florida Greensteam Equine Energy LLC, a Florida corporation

     The names under which these subsidiaries do business are as shown in bold above.